[Letterhead of Cadwalader, Wickersham & Taft LLP]

                                  July 12, 2006

Ms. Hanna T. Teshome
Attorney Adviser
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

            Re: SG Mortgage Securities, LLC - Notice of Withdrawal of Filing of Pre-Effective Amendment to Registration Statement (File No. 333-131973)

Dear Ms. Teshome:

            We are acting as special counsel to SG Mortgage Securities, LLC, the registrant (the "Registrant"), under the above-referenced Registration Statement (the "Registration Statement"). On July 12, 2006, a post-effective amendment to the Registration Statement was inadvertently filed on EDGAR as a pre-effective amendment. The Registrant hereby withdraws such inadvertent filing of the pre-effective amendment.

            If you have any questions regarding the foregoing responses, please call me at (212) 504-6820.

                                        Very truly yours,


                                        /s/ Frank Polverino
                                        Frank Polverino